walter s. millwood
50 datastream plaza
greenville sc 29605


Datastream systems, inc.
march 2003

officer

form filed by one reporting person

title of security
common stock

transaction date
03 13 2003

code m v 16664 a $2.80 ownership d

code j v 16664 d $5.47 3,200 d